UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2020
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2020

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2020	2019
	$	$
Voyage revenues (notes 6 and 10a)	139,887	149,744
Voyage expenses	(2,317)	(5,775)
Vessel operating expenses (note 10a)	(26,104)	(26,101)
Time-charter hire expenses (notes 5b and 10a)	(5,922)	(5,591)
Depreciation and amortization	(32,639)	(34,126)
General and administrative expenses (note 10a)	(6,167)	(6,632)
Write-down of vessels (note 15)	(45,000)	—
Restructuring charges (note 14)	—	(2,158)
Income from vessel operations	21,738	69,361
Equity income (notes 7 and 10a)	373	5,578
Interest expense	(36,704)	(42,217)
Interest income (note 7)	2,370	1,078
Realized and unrealized loss on non-designated derivative instruments (note 11)	(20,471)	(6,617)
Foreign currency exchange gain (loss) (notes 8 and 11)	4,739	(731)
Other (expense) income	(361)	251
Net (loss) income before income tax expense	(28,316)	26,703
Income tax expense (note 9)	(2,512)	(2,578)
Net (loss) income	(30,828)	24,125
Non-controlling interest in net income	2,166	2,508
Preferred unitholders' interest in net income	6,425	6,425
General partner's interest in net (loss) income	(789)	304
Limited partners’ interest in net (loss) income	(38,630)	14,888
Limited partners’ interest in net (loss) income per common unit (note 13):
• Basic	(0.50)	0.19
• Diluted	(0.50)	0.19
Weighted-average number of common units outstanding (note 13):
• Basic	77,071,647	78,598,678
• Diluted	77,071,647	78,680,661

Related party transactions (note 10)

Subsequent events (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (note 2)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Net (loss) income	(30,828)	24,125
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments, net of tax	(57,553)	(21,489)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	3,504	(500)
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments (note 11)	152	(251)
Other comprehensive loss	(53,897)	(22,240)
Comprehensive (loss) income	(84,725)	1,885
Non-controlling interest in comprehensive (loss) income	(586)	1,658
Preferred unitholders' interest in comprehensive income	6,425	6,425
General and limited partners' interest in comprehensive loss	(90,564)	(6,198)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 2)
(in thousands of U.S. Dollars)

	As at March 31, 2020	As at December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents	312,710	160,221
Restricted cash – current (note 16)	37,032	53,689
Accounts receivable, including non-trade of $5,533 (2019 – $10,688)	10,592	13,460
Prepaid expenses	7,780	6,796
Current portion of derivative assets (note 11)	—	355
Current portion of net investments in direct financing and sales-type leases (note 6)	13,740	273,986
Advances to affiliates (note 10b)	5,474	5,143
Other current assets	237	238
Total current assets	387,565	513,888

Restricted cash – long-term (note 16)	76,496	39,381

Vessels and equipment
At cost, less accumulated depreciation of $693,794 (2019 – $711,758)	1,272,433	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation of $121,707 (2019 – $109,853) (note 5a)	1,686,634	1,691,945
Operating lease right-of-use assets (note 5b)	30,882	34,157
Total vessels and equipment	2,989,949	3,061,499
Investments in and advances to equity-accounted joint ventures (note 7)	1,065,389	1,155,316
Net investments in direct financing and sales-type leases (note 6)	529,943	544,823
Other assets	16,169	14,738
Derivative assets (note 11)	—	1,834
Intangible assets – net	41,152	43,366
Goodwill	34,841	34,841
Total assets	5,141,504	5,409,686

LIABILITIES AND EQUITY
Current
Accounts payable	1,633	5,094
Accrued liabilities (notes 11 and 14)	76,796	76,752
Unearned revenue (note 6)	25,832	28,759
Current portion of long-term debt (note 8)	328,384	393,065
Current obligations related to finance leases (note 5a)	70,455	69,982
Current portion of operating lease liabilities (note 5b)	13,524	13,407
Current portion of derivative liabilities (note 11)	66,852	38,458
Advances from affiliates (note 10b)	8,372	7,003
Total current liabilities	591,848	632,520
Long-term debt (note 8)	1,356,766	1,438,331
Long-term obligations related to finance leases (note 5a)	1,323,069	1,340,922
Long-term operating lease liabilities (note 5b)	17,357	20,750
Derivative liabilities (note 11)	96,453	51,006
Other long-term liabilities (note 12b)	53,460	49,182
Total liabilities	3,438,953	3,532,711
Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Limited partners - common units (Unlimited units authorized; 76.2 million units and 77.5 million units issued and outstanding at March 31, 2020 and December 31, 2019, respectively)	1,425,960	1,543,598
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at March 31, 2020 and December 31, 2019)	285,159	285,159
General partner	47,839	50,241
Accumulated other comprehensive loss	(108,457)	(57,312)
Partners' equity	1,650,501	1,821,686
Non-controlling interest	52,050	55,289
Total equity	1,702,551	1,876,975
Total liabilities and total equity	5,141,504	5,409,686
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 2)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(30,828)	24,125
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments (note 11)	17,319	4,232
Depreciation and amortization	32,639	34,126
Write-down of vessels (note 15)	45,000	—
Unrealized foreign currency exchange gain	(6,931)	(1,767)
Equity income, net of dividends received $6,500 (2019 – $7,008)	6,127	1,430
Amortization of deferred financing issuance costs included in interest expense	1,534	3,731
Other non-cash items	1,487	6,223
Change in non-cash operating assets and liabilities	(495)	(17,596)
Receipts from direct financing and sales-type leases	264,072	3,025
Expenditures for dry docking	(1,191)	(4,279)
Net operating cash flow	328,733	53,250

Proceeds from issuance of long-term debt	384,149	108,551
Scheduled repayments of long-term debt	(27,785)	(29,476)
Prepayments of long-term debt	(445,047)	(140,787)
Financing issuance costs	(2,601)	(903)
Proceeds from financing related to sales and leaseback of vessels	—	158,680
Scheduled repayments of obligations related to finance leases	(17,380)	(17,664)
Repurchase of common units (note 13)	(15,635)	(9,497)
Cash distributions paid	(21,438)	(17,646)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries (note 10d)	(2,219)	—
Dividends paid to non-controlling interest	—	(20)
Net financing cash flow	(147,956)	51,238

Expenditures for vessels and equipment	(7,830)	(123,884)
Capital contributions and advances to equity-accounted joint ventures	—	(2,864)
Net investing cash flow	(7,830)	(126,748)

Increase (decrease) in cash, cash equivalents and restricted cash	172,947	(22,260)
Cash, cash equivalents and restricted cash, beginning of the period	253,291	222,864
Cash, cash equivalents and restricted cash, end of the period	426,238	200,604
Supplemental cash flow information (note 16)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (note 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
Net (loss) income	—	(38,630)	—	6,425	(789)	—	2,166	(30,828)
Other comprehensive loss	—	—	—	—	—	(51,145)	(2,752)	(53,897)
Distributions declared:
Common units ($0.19 per unit)	—	(14,713)	—	—	(300)	—	—	(15,013)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Change in accounting policy (note 2)	—	(49,810)	—	—	(1,016)	—	(2,474)	(53,300)
Equity-based compensation	35	208	—	—	4	—	—	212
Other (note 10d)	—	629	—	—	12	—	(179)	462
Repurchase of common units (note 13)	(1,373)	(15,322)	—	—	(313)	—	—	(15,635)
Balance as at March 31, 2020	76,172	1,425,960	11,800	285,159	47,839	(108,457)	52,050	1,702,551

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—	14,888	—	6,425	304	—	2,508	24,125
Other comprehensive loss	—	—	—	—	—	(21,390)	(850)	(22,240)
Distributions declared:
Common units ($0.14 per unit)	—	(10,997)	—	—	(224)	—	—	(11,221)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(20)	(20)
Change in accounting policy	—	1,777	—	—	37	(4,831)	—	(3,017)
Equity-based compensation, net of nominal withholding tax	81	810	—	—	17	—	—	827
Repurchase of common units (note 13)	(815)	(9,307)	—	—	(190)	—	—	(9,497)
Balance as at March 31, 2019	78,627	1,493,278	11,800	285,159	49,215	(23,504)	50,981	1,855,129
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (or SEC) on April 9, 2020. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Partnership's business and the related financial reporting implications cannot be reasonably estimated at this time, though could materially affect the Partnership's business, results of operations and financial condition in the future. At this time, the Partnership has not yet experienced any material negative impacts to its business, results of operations, or financial position as a result of COVID-19, other than it being a contributing factor to the write-down of six of the Partnership's multi-gas vessels as described in Note 15.

2.	Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Partnership adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce partner's equity on January 1, 2020 without any retroactive application to prior periods. The Partnership's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Partnership decreased the carrying value of partners' equity by $50.8 million, investments in and advances to equity-accounted joint ventures by $40.0 million, net investments in direct financing and sales-type leases by $11.2 million and non-controlling interest by $2.5 million, and increased its other long-term liabilities by $2.1 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Partnership compared to previous periods presented.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

		March 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 17a)	Level 1	426,238	426,238	253,291	253,291
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	—	—	2,210	2,210
Interest rate swap agreements – liabilities	Level 2	(74,153)	(74,153)	(50,447)	(50,447)
Foreign currency contracts	Level 2	—	—	(202)	(202)
Cross currency swap agreements – liabilities	Level 2	(92,153)	(92,153)	(42,104)	(42,104)
Non-recurring:
Vessels and equipment (note 15)	Level 2	98,021	98,021	—	—
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	125,641	(i)	126,546	(i)
Long-term debt – public (note 8)	Level 1	(292,229)	(275,118)	(345,824)	(358,005)
Long-term debt – non-public (note 8)	Level 2	(1,392,921)	(1,366,296)	(1,485,572)	(1,474,208)
Obligations related to finance leases (note 5a)	Level 2	(1,393,524)	(1,442,929)	(1,410,904)	(1,434,910)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b)     Credit Losses

The Partnership's exposure to potential credit losses includes its three direct financing and sales-type leases, its two loans to equity-accounted joint ventures and its guarantee of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures. The Partnership’s three direct financing leases consist of a 70% ownership interest in two LNG carriers which commenced their 20-year time-charter contracts in 2009 and a 100% ownership interest in the Bahrain Spirit FSU which commenced a 21-year time charter to Bahrain LNG in September 2018. The Partnership has loaned funds to two of its equity-accounted joint ventures, the Exmar LPG Joint Venture and the Bahrain LNG Joint Venture. The Partnership has guaranteed its share of secured loan facilities and finance leases of five equity-accounted joint ventures, the Exmar LPG Joint Venture, the Excalibur Joint Venture, the MALT Joint Venture, the Yamal LNG Joint Venture and the Angola Joint Venture. In addition, the Partnership's exposure to potential credit losses includes direct financing and sales-types leases for 18 LNG carriers, one floating storage unit (or FSU) and an LNG regasification terminal within five of its equity-accounted joint ventures, consisting of the Yamal LNG Joint Venture, the Bahrain LNG Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Angola Joint Venture. See Note 7a to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019 for a description of these equity-accounted joint ventures.

The following table includes the amortized cost basis of the Partnership’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2018	2016	Prior to 2016	Total (2)(3)
As at March 31, 2020		$	$	$	$
Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	341,181	341,181
Bahrain Spirit	Performing	213,557	—	—	213,557
		213,557	—	341,181	554,738
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	52,266	52,266
Bahrain LNG Joint Venture	Performing	—	73,375	—	73,375
		—	73,375	52,266	125,641
		213,557	73,375	393,447	680,379

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

(1)
The Partnership's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Partnership assesses the credit quality of its direct financing and sales-type leases and loan to the Exmar LPG Joint Venture on whether there are no past due payments, no concessions granted to the counterparties and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. As at March 31, 2020, all direct financing and sales-type leases held by the Partnership’s equity-accounted joint ventures had a credit quality grade of performing. The Partnership assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss.

(2)
The Partnership considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing. As at and for the three months ended March 31, 2020, none of the Partnership's direct financing and sales-type leases and loans to equity-accounted joint ventures were past due.

(3)
The Partnership discontinues accrual of interest if collection of required payments is no longer probable, and in those situations recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. As at and for the three months ended March 31, 2020, none of the Partnership's direct financing and sales-type leases and loans to equity-accounted joint ventures were on non-accrual status.

Changes in the allowance for credit losses of the Partnership’s direct interest in direct financing and sales-type leases, loans to equity-accounted joint ventures, its guarantees of debt that are not otherwise accounted for at fair value each period end, and any such instruments or similar instruments that are held by the Partnership's equity-accounted investments for three months ended March 31, 2020 are as follows:

	Direct financing and sales-type leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
Provision for expected credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180

(1)
The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. As at January 1, 2020 and March 31, 2020, the internal historical loss rate was adjusted downwards on two LNG projects to reflect that the counterparties had investment grade credit ratings. In addition, the internal historical loss rate was adjusted upwards for one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of assets, and a second LNG project to reflect a larger risk of loss given default as the vessels servicing this project have fewer opportunities for redeployment compared to the Partnership’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion like methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the contracts. The provision for expected credit loss as at January 1, 2020 and March 31, 2020 has been developed in part based on the Partnership's understanding that LNG production is critical infrastructure. In addition, the provision for expected credit loss as at March 31, 2020, within the Partnership's equity-accounted joint ventures reflects the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020. The credit loss provision of $9.0 million for the three months ended March 31, 2020 relating to the direct financing and sales-type leases and other within the Partnership's equity-accounted joint ventures are included in equity income. The credit loss provision recorded for the Partnership's direct financing and sale-type leases of $0.1 million for the three months ended March 31, 2020 are included in other (expense) income.

(2)
The determination of the credit loss provision for such loans is based an internal historical loss rate of the Partnership and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels are trading on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to the Partnership. The Bahrain LNG Joint Venture owns an LNG receiving

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Partnership is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.

(3)
The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. The overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount if the Partnership was called on its guarantees. See Note 7c relating to the guarantees the Partnership provides for its equity-accounted joint ventures.

4.	Segment Reporting

The Partnership has the following reportable segments, the LNG segment and the LPG segment and the conventional tanker segment. The Partnership sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively.

The following tables include results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	132,570	7,317	—	139,887
Voyage expenses	(1,029)	(1,288)	—	(2,317)
Vessel operating expenses	(22,092)	(4,012)	—	(26,104)
Time-charter hire expense	(5,922)	—	—	(5,922)
Depreciation and amortization	(30,592)	(2,047)	—	(32,639)
General and administrative expenses(i)	(5,753)	(414)	—	(6,167)
Write-down of vessels	—	(45,000)	—	(45,000)
Income (loss) from vessel operations	67,182	(45,444)	—	21,738
Equity income	182	191	—	373

	Three Months Ended March 31,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	137,822	9,160	2,762	149,744
Voyage (expenses) recoveries	(1,238)	(4,670)	133	(5,775)
Vessel operating expenses	(20,555)	(4,352)	(1,194)	(26,101)
Time-charter hire expense	(5,591)	—	—	(5,591)
Depreciation and amortization	(31,686)	(1,921)	(519)	(34,126)
General and administrative expenses(i)	(5,963)	(563)	(106)	(6,632)
Restructuring charges	—	—	(2,158)	(2,158)
Income (loss) from vessel operations	72,789	(2,346)	(1,082)	69,361
Equity income (loss)	7,493	(1,915)	—	5,578

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	March 31, 2020	December 31, 2019
	$	$
Total assets of the liquefied natural gas segment	4,550,315	4,924,627
Total assets of the liquefied petroleum gas segment	273,005	319,695
Unallocated:
Cash and cash equivalents	312,710	160,221
Advances to affiliates	5,474	5,143
Consolidated total assets	5,141,504	5,409,686

5.	Chartered-in Vessels

a) Obligations related to Finance Leases

	March 31, 2020 $	December 31, 2019 $
Total obligations related to finance leases	1,393,524	1,410,904
Less current portion	(70,455)	(69,982)
Long-term obligations related to finance leases	1,323,069	1,340,922

As at March 31, 2020 and December 31, 2019, the Partnership was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Partnership to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2020, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at March 31, 2020, the remaining commitments related to the financial liabilities of these nine LNG carriers including the amounts to be paid for the related purchase obligations, approximated $1.8 billion, including imputed interest of $453.0 million, repayable for the remainder of 2020 through 2034, as indicated below:

Commitments as at
Year	March 31, 2020
Remainder of 2020	$105,096
2021	$138,601
2022	$136,959
2023	$135,459
2024	$132,011
Thereafter	$1,198,366

b) Operating Leases

The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

As at March 31, 2020, minimum commitments to be incurred by the Partnership relating to its time-charter-in contract with the MALT Joint Venture were approximately $17.9 million (remainder of 2020), $23.7 million (2021) and $11.1 million (2022). As noted in Note 12b, these amounts do not include commitments relating to two vessels owned by Teekay BLT Corporation (or the Tangguh Joint Venture).

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Revenue Table

The following tables contain the Partnership’s total revenue for the three months ended March 31, 2020 and 2019, by contract type and by segment.

	Three Months Ended March 31, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	130,545	—	—	130,545
Voyage charters	—	7,317	—	7,317
Management fees and other income	2,025	—	—	2,025
	132,570	7,317	—	139,887

	Three Months Ended March 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	130,775	—	2,762	133,537
Voyage charters	—	9,160	—	9,160
Bareboat charters	6,062	—	—	6,062
Management fees and other income	985	—	—	985
	137,822	9,160	2,762	149,744

The following table contains the Partnership’s total revenue for the three months ended March 31, 2020 and 2019, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended March 31,
	2020	2019
	$	$
Lease revenue
Lease revenue from lease payments of operating leases	119,599	129,760
Interest income on lease receivables	12,666	12,794
Variable lease payments - cost reimbursements(1)	1,057	680
	133,322	143,234
Non-lease revenue
Non-lease revenue - related to sales-type or direct financing leases	4,540	5,525
Management fees and other income	2,025	985
	6,565	6,510
Total	139,887	149,744

(1)
Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charters accounted for as operating leases.

Net Investments in Direct Financing Leases and Sales-Type Leases

As at March 31, 2020, the Partnership had three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Partnership's LNG carriers accounted for as direct financing leases, see Note 6 to the Partnership's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2019.

As at December 31, 2019, the Partnership had two additional LNG carriers, the WilForce and the WilPride, that were chartered to Awilco LNG ASA (or Awilco) which were accounted for as sales-type leases. In January 2020, Awilco purchased both LNG carriers from the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Partnership and paid the Partnership the associated purchase obligation and deferred hire amounts totaling over $260 million relating to these two vessels.

As at March 31, 2020, estimated lease payments to be received by the Partnership related to its direct financing leases in each of the next five years were approximately $48.3 million (remainder of 2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024) and an aggregate of $510.6 million thereafter. The leases are scheduled to end between 2029 and 2039.

Operating Leases

As at March 31, 2020, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $391.3 million (remainder of 2020), $475.8 million (2021), $371.7 million (2022), $307.0 million (2023), and $250.8 million (2024). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on March 31, 2020, variable or contingent rentals, or rentals from contracts which were entered into or commenced after March 31, 2020. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at March 31, 2020, the Partnership had $22.0 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2019 – $24.9 million and January 1, 2019 – $26.4 million). The Partnership recognized $24.9 million and $26.4 million of revenue for the three months ended March 31, 2020 and 2019, respectively, that was recognized as a contract liability at the beginning of such three-month periods.

7. Equity-Accounted Joint Ventures

For a description of the Partnership's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The Partnership's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

a) As of March 31, 2020, the Partnership had loans outstanding to the Exmar LPG Joint Venture, in which the Partnership has a 50% ownership interest, of $52.3 million (December 31, 2019 – $52.3 million). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. For the three months ended March 31, 2020 and 2019, interest earned on these loans amounted to $0.3 million and $0.4 million, respectively, and is included in interest income in the Partnership's consolidated statements of (loss) income. As of March 31, 2020 and December 31, 2019, the interest accrued on these advances was $nil and $0.3 million, respectively. Both the advances and the accrued interest on these advances are included in investments in and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of March 31, 2020, the Partnership had loans outstanding to the Bahrain LNG Joint Venture, in which the Partnership has a 30% ownership interest, of $73.4 million (December 31, 2019 – $73.4 million). These advances bear interest at 6.0%. For the three months ended March 31, 2020 and 2019, interest earned on these loans amounted to $1.1 million and $0.9 million, respectively. For the three months ended March 31, 2020 and 2019, the interest earned was included in interest income in the Partnership’s consolidated statements of (loss) income and capitalized as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets, respectively. As of March 31, 2020 and December 31, 2019, the interest accrued on these advances was $1.7 million and $0.5 million, respectively. Both the advances and the accrued interest on these advances are included in investments in and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) The Partnership guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at March 31, 2020 was $1.5 billion. As of the date these consolidated financial statements were issued, the Partnership's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Partnership guarantees.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

8. Long-Term Debt

	March 31, 2020	December 31, 2019
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due in 2022	306,594	212,000
U.S. Dollar-denominated Term Loans and Bonds due from 2020 to 2030	936,753	1,114,707
Norwegian Krone-denominated Bonds due from 2020 to 2023	293,191	347,163
Euro-denominated Term Loans due from 2023 to 2024	160,292	165,376
Other U.S. Dollar-denominated Loans	420	3,300
Total principal	1,697,250	1,842,546
Unamortized discount and debt issuance costs	(12,100)	(11,150)
Total debt	1,685,150	1,831,396
Less current portion	(328,384)	(393,065)
Long-term debt	1,356,766	1,438,331

As at March 31, 2020, the Partnership had two revolving credit facilities available, which, as at such date, provided for borrowings of up to $366.6 million (December 31, 2019 – $378.2 million), of which $60.0 million (December 31, 2019 – $166.2 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $11.8 million in 2020, $24.4 million in 2021 and $330.4 million in 2022, when both revolving credit facilities mature. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at March 31, 2020, the Partnership had five U.S. Dollar-denominated term loans and bonds outstanding which totaled $936.8 million in aggregate principal amount (December 31, 2019 – $1.1 billion). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 0.30% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The five combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 16 Partnership vessels to which the loans relate, together with certain other related security. In addition, as at March 31, 2020, all of the outstanding term loans were guaranteed by either the Partnership or the ship-owning entities within the RasGas II Joint Venture, in which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Krone (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023. As at March 31, 2020, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $293.2 million (December 31, 2019 – $347.2 million). The interest payments on the bonds are based on NIBOR plus a margin, where margins ranged from 3.70% to 6.00%. The Partnership has entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 11).

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2020, totaled 145.3 million Euros ($160.3 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Interest payments are based on EURIBOR plus margins, where margins ranged from 0.60% to 1.95% as at March 31, 2020, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on the two Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at March 31, 2020, the RasGas II Joint Venture had a $0.4 million loan payable to its 30% non-controlling interest owner (December 31, 2019 – $3.3 million). The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding as at March 31, 2020 and December 31, 2019 were 3.71% and 4.12%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). As at March 31, 2020, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange gains (losses) of $4.7 million and $(0.7) million for the three months ended March 31, 2020 and 2019, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2020 are $201.7 million (remainder of 2020), $417.2 million (2021), $356.4 million (2022), $194.4 million (2023), $101.7 million (2024) and $425.9 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at March 31, 2020, the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Partnership has three credit facilities with an aggregate outstanding loan balance of $390.4 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at March 31, 2020, were 194%, 136% and 183%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As of the date these consolidated financial statements were issued, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

9. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Current	(2,512)	(2,432)
Deferred	—	(146)
Income tax expense	(2,512)	(2,578)

Included in the Partnership's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Partnership does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Partnership reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Partnership may change accordingly.

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Three Months Ended March 31,
	2020	2019
	$	$
Voyage revenues (i)	8,977	8,561
Vessel operating expenses (i)(ii)	(1,396)	(2,815)
Time-charter hire expenses (iii)	(5,922)	(5,591)
General and administrative expenses (iv)	(3,798)	(4,154)
Equity income (vi)	603	204

(i)
In September 2018, the Partnership’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of Bahrain Spirit to the Bahrain LNG Joint Venture for the three months ended March 31, 2020 and 2019 amounted to $6.9 million and $7.6 million, respectively. In addition, the Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently managed by the Partnership. The subcontractor fees from TMS for the three months ended March 31, 2019 of $1.0 million are included in vessel operating expenses in the Partnership's consolidated statements of (loss) income. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three months ended March 31, 2020 and 2019, were $2.1 million and $1.0 million, respectively, and are included in voyage revenues in the Partnership's consolidated statements of (loss) income.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary provided, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the three months ended March 31, 2020 and 2019, were $5.9 million and $5.6 million, respectively.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

(v)
During the three months ended March 31, 2020 and 2019, the Partnership charged fees of $0.6 million and $0.2 million, respectively, to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Partnership’s consolidated statements of (loss) income.

b)    As at March 31, 2020 and December 31, 2019, non-interest-bearing advances to affiliates totaled $5.5 million and $5.1 million, respectively, and non-interest-bearing advances from affiliates totaled $8.4 million and $7.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)    The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provided the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership had ordered. These costs were capitalized and included as part of vessels and equipment in the Partnership’s consolidated balance sheets. For the three months ended March 31, 2020 and 2019, the Partnership incurred shipbuilding and site supervision costs of $nil and $1.8 million, respectively.

d)    In December 2019, as part of dissolving certain of the Partnership's controlled subsidiaries as a result of a simplification transaction, the Partnership acquired the General Partner's 1% non-controlling interest in certain of the Partnership's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2020, the Partnership was not committed to any foreign currency forward contracts.

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2020.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(37,785)	0.1
1,200,000	146,500	NIBOR	6.00%	7.72%	(30,806)	1.6
850,000	102,000	NIBOR	4.60%	7.89%	(23,562)	3.4
					(92,153)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at March 31, 2020, the Partnership was committed to the following interest rate swap agreements:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	112,500	(21,351)	8.8	5.2%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	16,067	(240)	1.3	2.8%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	152,473	(5,069)	4.5	1.4%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	312,413	(26,729)	0.8	3.4%
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	169,408	(13,523)	6.7	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	71,449	(7,241)	3.4	3.8%
			(74,153)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2020, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020, 2021 and 2024 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at March 31, 2020, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2020, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $nil (December 31, 2019 – $2.2 million) and an aggregate fair value liability of $145.0 million (December 31, 2019 – $74.6 million). As at March 31, 2020, the Partnership had $72.1 million (December 31, 2019 – $14.3 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership's consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at March 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(40)	(2,622)	(10,861)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(1,996)	(20,889)	(37,745)
Cross currency swap agreements	—	—	—	(965)	(43,341)	(47,847)
	—	—	—	(3,001)	(66,852)	(96,453)
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(12)	(837)	(3,475)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	21	355	1,834	(2,821)	(14,758)	(28,544)
Foreign currency forward contracts	—	—	—	—	(202)	—
Cross currency swap agreements	—	—	—	(456)	(22,661)	(18,987)
	21	355	1,834	(3,289)	(38,458)	(51,006)
Realized and unrealized losses relating to non-designated interest rate swap agreements, foreign currency forward contracts and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of (loss) income. The effect of the loss on these derivatives on the Partnership’s consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2020			2019
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(2,911)	(17,521)	(20,432)	(2,385)	(4,192)	(6,577)
Foreign currency forward contracts	(241)	202	(39)	—	—	—
Toledo Spirit time-charter derivative	—	—	—	—	(40)	(40)
	(3,152)	(17,319)	(20,471)	(2,385)	(4,232)	(6,617)

Realized and unrealized losses relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of (loss) income. The effect of the loss on these derivatives on the Partnership's consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2020			2019
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(1,817)	(49,540)	(51,357)	(1,434)	(1,920)	(3,354)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive loss (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense $
(9,171)	(152)	(2,832)	251

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund construction costs as at March 31, 2020 are as follows:

	Total $	Remainder of 2020 $	2021 $	2022 $
Certain consolidated LNG carriers (i)	43,091	5,764	22,169	15,158
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	54,442	17,115	22,169	15,158

(i)
In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of the Partnership's LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at March 31, 2020, the estimated remaining cost of this installation was $43.1 million.

(ii)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at March 31, 2020, the Partnership's proportionate share of the estimated remaining cost of $11.4 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24 million, which is undrawn, of which $7 million relates to the Partnership's proportionate share of the construction commitments included in the table above.

b)     The Partnership owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The amounts referenced in Note 5b do not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 14 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at March 31, 2020, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $6.0 million (December 31, 2019 – $6.1 million) and is included as part of other long-term liabilities in the consolidated balance sheets of the Partnership.

c)     Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $204.3 million as at March 31, 2020. This working capital deficit includes $328.4 million related to scheduled maturities and repayments of long-term debt in the 12 months following March 31, 2020. Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the dividends it expects to receive from its equity-accounted joint ventures and debt refinancings, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

13. Partnership Units and Net (Loss) Income Per Common Unit

As at March 31, 2020, approximately 66.9% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

Net (Loss) Income Per Common Unit

Limited partners' interest in net (loss) income per common unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three months ended March 31, 2020 and 2019 were $6.4 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Three Months Ended March 31,
	2020	2019
	$	$
Limited partners' interest in net (loss) income for basic net income per common unit	(38,630)	14,888
Weighted average number of common units	77,071,647	78,598,678
Dilutive effect of unit-based compensation	—	81,983
Weighted average number of common units and common unit equivalents	77,071,647	78,680,661
Limited partner's interest in net (loss) income per common unit:
Basic	(0.50)	0.19
Diluted	(0.50)	0.19

The General Partner’s and common unitholders’ interests in net (loss) income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the General Partner's Board of Directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, prior to May 11, 2020, the General Partner was entitled to incentive distributions (see Note 17a) if the amount the Partnership distributes to common unitholders with respect to any quarter exceeded specified target levels. Unlike available cash, net (loss) income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three months ended March 31, 2020 and 2019, quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net (loss) income was based on the limited partners' and General Partner’s ownership percentages for purposes of the net (loss) income per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net (loss) income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019. Subsequent to the elimination of incentive distribution rights on May 11, 2020 as described in Note 17a, the amount attributable to the limited partners and General Partner will be based on the limited partners' and General Partner’s respective ownership percentages.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Common Unit Repurchases

In December 2018, the Partnership announced that the General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. During the three months ended March 31, 2020 and 2019, the Partnership repurchased 1.4 million common units and 0.8 million common units, respectively, for $15.3 million and $9.3 million, respectively, and associated 2% general partnership interest of $0.3 million and $0.2 million, respectively. Since the announcement of the common unit repurchase program, the Partnership has repurchased a total of 3.6 million common units for a total cost of $44.2 million. As at March 31, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

14.	Restructuring Charges

In January 2019, the charterer, who was also the owner of the Toledo Spirit conventional tanker, sold the vessel to a third party. As a result of this sale, the Partnership returned the vessel to the owner and incurred seafarer severance payments of $2.2 million for the three months ended March 31, 2019, which were presented as restructuring charges in the Partnership's consolidated statements of (loss) income. As at March 31, 2020 and December 31, 2019, the remaining balance of unpaid restructuring charges of $0.6 million is included in accrued liabilities in the Partnership's consolidated balance sheets.
15. Write-down of Vessels

In March 2020, the carrying values for six of the Partnership's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels as a result of the current economic environment as well as the Partnership receiving notification that the Partnership's commercial management agreement with a third-party commercial manager will dissolve in September 2020. The total impairment charge of $45.0 million is included in write-down of vessels for the three months ended March 31, 2020 in the Partnership's consolidated statements of (loss) income.

16. Supplemental Cash Flow Information

a)The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	312,710	160,221	122,589	149,014
Restricted cash – current	37,032	53,689	45,329	38,329
Restricted cash – long-term	76,496	39,381	32,686	35,521
	426,238	253,291	200,604	222,864

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The sale of the Toledo Spirit by its owner during the three months ended March 31, 2019, resulted in the vessel being returned to its owner with the obligation related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to the finance lease of $23.6 million for the three months ended March 31, 2019, was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows.
17. Subsequent Events

a)On May 11, 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights held by the General Partner in exchange for 10.75 million newly-issued common units. Following the completion of this transaction on May 11, 2020, Teekay Corporation now owns approximately 36 million common units of the Partnership and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42% in the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2020
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2019. Included in our Annual Report on Form 20- F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and its subsidiaries.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). As of March 31, 2020, we had a fleet of 47 LNG carriers and 30 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.

SIGNIFICANT DEVELOPMENTS IN 2020

Incentive Distribution Rights

On May 11, 2020, Teekay Corporation and us eliminated all of our incentive distribution rights held by Teekay GP (or the General Partner) in exchange for 10.75 million newly-issued common units. Following the completion of this transaction on May 11, 2020, Teekay Corporation now owns approximately 36 million of our common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42% in us.

Quarterly Distributions
As part of a balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020.

Common Unit Repurchase Program

In December 2018, we announced that our General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During the three months ended March 31, 2020, we repurchased 1.4 million common units for $15.3 million and associated 2% general partnership interest of $0.3 million. As at May 29, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

LNG Receiving and Regasification Terminal in Bahrain

In November 2019, Our joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which we have 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends February 2039.

Awilco LNG ASA Purchase Obligations

On January 3 and January 7, 2020, Awilco LNG ASA repurchased the WilPride and WilForce LNG carriers, respectively, and paid us the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling over $260 million relating to these two vessels. We used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.

IMO 2020 Low Sulfur Fuel Regulation
Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, we have not installed any scrubbers on our existing fleet, but we have taken and continue to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover have been successfully implemented. In addition, we communicated with our charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on net voyage revenues for our LNG fleet.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers in our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture), the Arwa Spirit and Marib Spirit, are under long-term charters expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. In April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties. In May 2019, the MALT Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively. During April and May 2020, the MALT Joint Venture secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its prior charter contract ended; and a six-month charter contract for the Marib Spirit which is expected to commence in mid-June 2020 after its current charter contract ends in early-June 2020.

The MALT Joint Venture also secured an eight-month charter contract for the Methane Spirit, which is expected to commence concurrently after its current charter contract ends in July 2020.

Commercial Management Agreement for Multi-gas Vessels

We received notice from our third-party commercial manager (or the Manager), which commercially manages our seven wholly-owned multi-gas vessels, that it will dissolve the pool in which these seven multi-gas vessels are being managed, effective September 2020, in accordance with its rights in the commercial management agreement. We are currently evaluating alternatives with respect to the future commercial activities of these vessels after our agreement with the Manager ends in September 2020. This notice, along with the lower near-term outlook for these types of vessels as a result of the current economic environment, impacted our assessment of the expected earnings for these vessels which resulted in a write-down of six of our multi-gas carriers - see "Item 1 – Financial Statements: Note 15 – Write-down of Vessels".

Novel Coronavirus (COVID-19) Pandemic
The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 is anticipated to result in a significant decline in global demand for LNG, LPG and crude oil. As our business primarily is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we do not expect any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.

In the first quarter of 2020, we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic, other than it being a contributing factor to the write-down of six of our multi-gas vessels as described in "Item 1 - Financial Statements: Note 15 - Write-down of Vessels" accompanying this Report. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and have introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.

RESULTS OF OPERATIONS

Summary

Our consolidated income from vessel operations decreased to $21.7 million for the three months ended March 31, 2020, compared to $69.4 million in the same period of the prior year. The primary reasons for this increase are reflected in the table below and described following the table:

•	a decrease of $45.0 million due to a write-down of six multi-gas carriers during the first quarter of 2020;

•	a decrease of $5.9 million due to higher performance claims on certain of our LNG carriers and lower rates earned on the redeployment of the Magellan Spirit in May 2019; and

•	a decrease of $5.7 million due to the sales of the Toledo Spirit, Alexander Spirit, WilPride, and WilForce between January 2019 and January 2020;

partially offset by:

•
an increase of $4.5 million due to the Galicia Spirit’s scheduled dry dock for 37 days, the Madrid Spirit being off-hire for 20 days and 51 combined off-hire days for the seven multi-gas carriers during the first quarter of 2019; and

•
an increase of $4.5 million due to the delivery of the Yamal Spirit in January 2019, higher charter rates earned for the certain of the Partnership's vessels during the first quarter of 2020 and restructuring expense incurred during the first quarter of 2019 upon the sale of the Toledo Spirit.

Liquefied Natural Gas Segment

As at March 31, 2020, our liquefied natural gas segment fleet included 47 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three months ended March 31, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019 to voyage revenues, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 23 LNG carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2020	2019
Voyage revenues	132,570	137,822	(3.8)
Voyage expenses	(1,029)	(1,238)	(16.9)
Net voyage revenues	131,541	136,584	(3.7)
Vessel operating expenses	(22,092)	(20,555)	7.5
Time-charter hire expense	(5,922)	(5,591)	5.9
Depreciation and amortization	(30,592)	(31,686)	(3.5)
General and administrative expenses(1)	(5,753)	(5,963)	(3.5)
Income from vessel operations	67,182	72,789	(7.7)
Equity income	182	7,493	(97.6)
Operating Data:
Revenue Days (A)	2,097	2,152	(2.6)
Calendar-Ship-Days (B)	2,103	2,220	(5.3)
Utilization (A)/(B)	99.7%	96.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied natural gas segment’s total calendar-ship-days decreased by 5.3% to 2,103 days for the three months ended March 31, 2020, from 2,220 days for the same period in 2019 as a result of the sale of the WilForce and WilPride LNG carriers in January 2020, partially offset by the delivery of the Yamal Spirit in January 2019. During the three months ended March 31, 2020, vessels in this segment were off-hire for six days for unscheduled repairs; compared to vessels in this segment being off-hire for 41 days for scheduled dry dockings, 20 days for unscheduled repairs and idle for seven days for repositioning to other charters in the same period of the prior year. As a result, our utilization increased to 99.7% for the three months ended March 31, 2020, compared to 96.9% for the same period in 2019.
Net Voyage Revenues. Net voyage revenues decreased by $5.5 million for the three months ended March 31, 2020 compared to the same period of the prior year, primarily as a result of:

•	a decrease of $6.1 million for the three months ended March 31, 2020 due to the sale of WilForce and WilPride LNG carriers;

•	a decrease of $3.8 million for the three months ended March 31, 2020 due to higher performance claims on certain of the Partnership's LNG vessels; and

•	a decrease of $1.8 million for the three months ended March 31, 2020 due to lower rates earned on the redeployment of the Magellan Spirit in May 2019;

partially offset by:

•
an increase of $4.1 million for the three months ended March 31, 2020 due to the Galicia Spirit's scheduled dry dock for 37 days and the Madrid Spirit being off-hire for 20 days for unscheduled repairs during the first quarter of 2019; and

•
an increase of $3.4 million for the three months ended March 31, 2020 due to the delivery of the Yamal Spirit in January 2019 and higher fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture due to the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (offset in vessel operating expenses).

Vessel Operating Expenses. Vessel operating expenses increased by $1.5 million for the three months ended March 31, 2020 compared to the same period of the prior year, primarily as a result of an increase of $1.0 million for the three months ended March 31, 2020, due to additional operating expenses incurred upon the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (offset in net voyage revenues).

Depreciation and Amortization. Depreciation and amortization decreased by $1.1 million for the three months ended March 31, 2020, compared to the same period of the prior year, primarily due to the sale of the WilForce and WilPride LNG carriers, net of the increase due to the delivery of the Yamal Spirit.

Equity Income. Equity income was $0.2 million for the three months ended March 31, 2020 compared to $7.5 million for the same period of the prior year as set forth in the table below:

(in thousands of U.S. Dollars except number of vessels)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income(1)
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Three months ended March 31, 2020	(479)	(28,542)	796	5,449	3,603	3,310	16,045	182
Three months ended March 31, 2019	734	(5,461)	729	764	2,647	2,450	5,630	7,493
Difference	(1,213)	(23,081)	67	4,685	956	860	10,415	(7,311)

Number of vessels as at March 31, 2020	4	—	1	6	4	4	6	25

(1) Equity income for the three months ended March 31, 2020 and 2019 includes unrealized losses on non-designated derivative instruments of $21.4 million and $3.9 million, respectively, and unrealized credit loss provision of $9.0 million and $nil, respectively.
Angola LNG Carriers. The decrease in equity income of $1.2 million for the three months ended March 31, 2020 was primarily due to an increase in unrealized losses in its interest rate swaps due to a larger decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period in the prior year.
Bahrain LNG Joint Venture. The increase in equity loss of $23.1 million for the three months ended March 31, 2020 was primarily due to an increase in unrealized losses on its interest rate swaps due to a larger decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period in the prior year and and the recognition of a credit loss provision in the first quarter of 2020 upon the adoption of the new Accounting Standards Update, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). These decreases were partially offset by an increase in operating income in the Bahrain LNG Joint Venture due to the commencement of the terminal use agreement in January 2020.
MALT LNG Carriers. The increase in equity income of $4.7 million for the three months ended March 31, 2020 was primarily due to the higher charter rates earned for the Arwa Spirit and Marib Spirit in the first quarter of 2020, as the vessels commenced one-year, fixed-rate charter contracts in June and July 2019, respectively.
Pan Union LNG Carriers. The increase in equity income of $1.0 million for the three months ended March 31, 2020 was primarily due to a change in the timing of the first dry dockings, which resulted in additional revenue recorded during the first quarter of 2020, and due to the delivery of Pan Africa in January 2019.
Yamal LNG Carriers. The increase in equity income of $10.4 million for the three months ended March 31, 2020 was primarily due to the delivery of four of ARC7 LNG carrier newbuildings, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel in June 2019, August 2019, November 2019, and December 2019, respectively.
Liquefied Petroleum Gas Segment
As at March 31, 2020, our liquefied petroleum gas segment fleet included 23 LPG carriers, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three months ended March 31, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019 to voyage revenues for those same periods, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income (Loss)".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2020	2019
Voyage revenues	7,317	9,160	(20.1)
Voyage expenses	(1,288)	(4,670)	(72.4)
Net voyage revenues	6,029	4,490	34.3
Vessel operating expenses	(4,012)	(4,352)	(7.8)
Depreciation and amortization	(2,047)	(1,921)	6.6
General and administrative expenses(1)	(414)	(563)	(26.5)
Write-down of vessels	(45,000)	—	100.0
Loss from vessel operations	(45,444)	(2,346)	1,837.1
Equity income (loss)	191	(1,915)	110.0
Operating Data:
Revenue Days (A)	637	578	10.2
Calendar-Ship-Days (B)	637	630	1.1
Utilization (A)/(B)	100.0%	91.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied petroleum gas segment’s total calendar-ship-days were at 637 days for the three months ended March 31, 2020, compared to 630 days for the same period in 2019. During the three months ended March 31, 2020, vessels in this segment were fully operational, compared to vessels in this segment being off-hire for 51 days for scheduled dry dockings and repairs for the same period in 2019. As a result, our utilization increased to 100.0% for the three months ended March 31, 2020, compared to 91.7% for the same period in 2019.

Net Voyage Revenues. Net voyage revenues increased by $1.5 million for the three months ended March 31, 2020, compared to the same period of the prior year, primarily due to lower charter rates earned by the seven multi-gas carriers during the first quarter of 2019 as the vessels were transitioned to the Manager part way through the quarter; and as a result of 51 combined off-hire days for dry dockings and repairs in the first quarter of 2019.

Write-down of Vessels. Six of our seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values as described above in "Significant Developments in 2020 – Commercial Management Agreement for Multi-gas Vessels".

Equity Income (Loss). Equity income increased by $2.1 million for the three months ended March 31, 2020, compared to the same period of the prior year from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture), primarily due to: higher LPG charter rates earned during the first quarter of 2020; a new vessel, the Sylvie, chartered in commencing in October 2019; and fewer off-hire days compared to the same period in 2019.

Conventional Tanker Segment

As at March 31, 2020, we have no conventional tankers, while as at March 31, 2019 our conventional tanker fleet included one Handymax product tanker. The Toledo Spirit Suezmax tanker was sold in January 2019 and the Alexander Spirit Handymax product tanker was sold in October 2019. The following table compares our conventional tanker segment’s operating results, revenue days, calendar-ship-days and utilization for the three months ended March 31, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2020 and 2019 to voyage revenues for those same periods, the most directly comparable GAAP financial measure.

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2020	2019
Voyage revenues	—	2,762	(100.0)
Voyage expenses	—	133	(100.0)
Net voyage revenues	—	2,895	(100.0)
Vessel operating expenses	—	(1,194)	(100.0)
Depreciation and amortization	—	(519)	(100.0)
General and administrative expenses(1)	—	(106)	(100.0)
Restructuring charges	—	(2,158)	(100.0)
Loss from vessel operations	—	(1,082)	(100.0)
Operating Data:
Revenue Days (A)	—	113	(100.0)
Calendar-Ship-Days (B)	—	113	(100.0)
Utilization (A)/(B)	—%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Other Operating Results
Interest Expense. Interest expense decreased to $36.7 million for the three months ended March 31, 2020 from $42.2 million for the same period of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. These changes were primarily the result of:

•
a decrease of $2.3 million for the three months ended March 31, 2020 as the proceeds from the sale of the WilForce and WilPride were used to the repay our term loans that were collateralized by these vessels;

•
a decrease of $2.0 million for the three months ended March 31, 2020 relating to the extinguishment of debt issuance costs upon completion of the debt refinancing on the Sean Spirit in January 2019; and

•	a decrease of $0.9 million for the three months ended March 31, 2020 due to lower LIBOR and principal repayments.
Interest Income. Interest income increased to $2.4 million for the three months ended March 31, 2020 from $1.1 million for the same period of the prior year primarily due to interest earned from our loan to the Bahrain LNG Joint Venture, which was previously capitalized prior to the completion of the terminal in Bahrain.
Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(20.5) million for the three months ended March 31, 2020 as compared to $6.6 million in the same period of the prior year. “Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" contains a further breakdown of such amounts by type of derivative contract and whether such gains (losses) were realized or unrealized.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at March 31, 2020 and 2019, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $827 million and $834 million, respectively, and with average fixed rates of 3.0% and 3.4%, respectively, for the respective three-month period then ended.

Three months ended March 31, 2020

During the three months ended March 31, 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $20.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, partially offset by a reclassification of $2.1 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended March 31, 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps and $0.1 million of unrealized gains due to the appreciation of the U.S. Dollar against the Euro partially offset by decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2020.

Three months ended March 31, 2019

During the three months ended March 31, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.0 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2019, partially offset by a reclassification of $1.5 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended March 31, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.6 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2019.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains (losses) were $4.7 million for the three months ended March 31, 2020 compared to $(0.7) million for the same period of the prior year. These foreign currency exchange gains (losses) were primarily due to the relevant period-end revaluation of our Norwegian Krone (or NOK)-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2020, foreign currency exchange gains (losses) included unrealized gains on the revaluation of our NOK-denominated debt of $54.0 million and unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $2.0 million. These gains were partially offset by unrealized losses on our cross currency swaps of $49.5 million and realized losses on our cross currency swaps of $1.8 million.

For the three months ended March 31, 2019, foreign currency exchange losses included unrealized losses on our cross currency swaps of $1.9 million, realized losses on our cross currency swaps of $1.4 million and unrealized losses on the revaluation of our NOK-denominated debt of $0.6 million. These losses were partially offset by net unrealized gains on the revaluation of our Euro-denominated cash, restricted cash and debt of $3.2 million.

Other Comprehensive Loss. Other comprehensive loss was $53.9 million for the three months ended March 31, 2020 compared to other comprehensive loss of $22.2 million for the same period of the prior year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and in certain of our equity-accounted joint ventures. The decrease in valuation of these hedge-accounted interest rate swaps was a result of a larger decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period in the prior year.
Liquidity and Cash Needs

Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2020 through 2021 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common unit repurchases we may undertake. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends we expect to receive from our equity-accounted joint ventures. For at least the one-year period following the date of this filing, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs. Our remaining liquidity needs include the need to refinance or repay certain of our loan facilities and bonds maturing during the remainder of 2020 and 2021, which we expect to do. Our capital commitments as at March 31, 2020 are described in “Item 1 – Financial Statements: Note 12 – Commitments and Contingencies”.

Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases" and "Item 1 – Financial Statements: Note 8 – Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our credit facilities require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at March 31, 2020, we had three facilities with an aggregate outstanding loan balance of $390.4 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at March 31, 2020 were 194%, 136% and 183%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As of the date these consolidated financial statements were issued, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at March 31, 2020 was $1.5 billion. As of the date these consolidated financial statements were issued, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

As at March 31, 2020, our consolidated cash and cash equivalents were $312.7 million, compared to $160.2 million at December 31, 2019. The change in cash and cash equivalents is explained in the "Cash Flows" section below. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $372.7 million as at March 31, 2020, compared to $326.4 million as at December 31, 2019.

As at March 31, 2020, we had a working capital deficit of $204.3 million. This working capital deficit primarily arose from $328.4 million of long-term debt being classified as current at March 31, 2020 relating to scheduled maturities and repayments in the 12 months following March 31, 2020. Scheduled maturities include $96.1 million for our NOK bonds maturing in May 2020 (taking into account our associated cross currency swap with a notional amount of $134 million, net of $26 million cash held as collateral, the amount owing is $108 million) and $90.7 million of debt maturing in February 2021. We expect to manage our remaining working capital deficit primarily with net operating cash flow, expected dividends from our equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2020, we had available liquidity from undrawn revolving credit facilities of $60.0 million. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2020	2019
Net cash flow from operating activities	328,733	53,250
Net cash flow (used for) from financing activities	(147,956)	51,238
Net cash flow used for investing activities	(7,830)	(126,748)

Operating Cash Flows. Net cash flow from operating activities increased to $328.7 million for the three months ended March 31, 2020, from $53.3 million for the same period of the prior year, primarily due to: an increase in cash flows generated by receipts from sales-type leases upon the sale of the WilForce and WilPride in January 2020; the delivery of the Yamal Spirit in January 2019; timing of settlement of non-cash working capital; and less off-hire days in the first quarter of 2020 for scheduled dry dockings and repairs on certain of our LNG carriers as compared to the same period of the prior year. These increases were partially offset by decreases in operating cash flows from the sale of the Toledo Spirit and Alexander Spirit in January 2019 and October 2019, respectively.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities was $148.0 million for the three months ended March 31, 2020, compared to net cash flow generated from financing activities of $51.2 million for the same period of the prior year, primarily due to: a $302.6 million increase in debt prepayments and repayments, as we used a portion of the proceeds from the sale of the WilForce and WilPride to prepay the debt collateralized by these vessels in January 2020 and due to the refinancing of one of our revolving credit facilities in March 2020; $158.7 million of net proceeds we received from the sale-leaseback financing transaction for the Yamal Spirit during the first quarter of 2019; a $6.1 million increase in cash used to repurchase common units during the first quarter of 2020 compared to the same period of the prior year; $3.8 million increase in cash distributions paid as a result of increases in cash distributions to common units commencing in May 2019; and $2.2 million used to acquire the non-controlling interest in certain of our subsidiaries. These increases in cash used for financing activities during the three months ended March 31, 2020, were partially offset by a $273.9 million increase in net proceeds from the issuance of long-term debt completed during the first quarter of 2020.

Investing Cash Flows. Net cash flow used for investing activities decreased to $7.8 million for the three months ended March 31, 2020, compared to $126.7 million for the same period of the prior year, primarily due to a $116.1 million decrease in cash expenditures for vessels and equipment as a result of the delivery of the final wholly-owned LNG carrier newbuilding, the Yamal Spirit, in 2019.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2020:

	Total	Remainder of 2020	2021	2022	2023	2024	Beyond 2024
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	532.1	82.9	95.7	84.2	55.3	52.2	161.8
Repayments at maturity	711.7	0.4	180.2	245.0	—	22.0	264.1
Commitments related to finance leases(2)	1,846.6	105.1	138.6	137.0	135.5	132.0	1,198.4
Commitments related to operating leases(3)	267.7	35.8	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs(4)	54.4	17.1	22.2	15.1	—	—	—
Total U.S. Dollar-denominated obligations	3,412.5	241.3	484.3	516.2	214.7	230.1	1,725.9
Euro-Denominated Obligations(5)
Long-term debt(1)	160.3	22.3	25.9	27.2	57.4	27.5	—
Total Euro-denominated obligations	160.3	22.3	25.9	27.2	57.4	27.5	—
Norwegian Krone-Denominated Obligations(5)
Long-term debt(1)	293.2	96.1	115.4	—	81.7	—	—
Total Norwegian Krone-denominated obligations	293.2	96.1	115.4	—	81.7	—	—
Totals	3,866.0	359.7	625.6	543.4	353.8	257.6	1,725.9

(1)
Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 - Financial Statements: Note 5a - Chartered-in Vessels" and “Item 1 - Financial Statements: Note 8 - Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 - Financial Statements: Note 11 - Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase the leased assets at the end of their respective lease terms.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $191.3 million under these leases from the remainder of 2020 to 2029.

(4)
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at March 31, 2020, our 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to our proportionate share.

In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at March 31, 2020, the estimated remaining costs of this installation was $43.1 million.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of March 31, 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted joint ventures are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 7 – Equity-Accounted Joint Ventures” of our Annual Report on Form 20-F for the year ended December 31, 2019.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2019, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates"

and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2019. Other than what has been disclosed in "Item 1 – Financial Statements: Note 2 – Accounting Pronouncements" and the "Credit Losses" section below, there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Credit Losses

In June 2016, the Financial Accounting Standards Board (or FASB) issued ASU 2016-13. ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. We adopted ASU 2016-13 on January 1, 2020.

A substantial majority of our exposure to potential credit losses relates to our direct financing and sales-type leases, including those within our equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 3b – Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available, we have considered such data in making adjustments to our internally derived loss rate, in those circumstances where judged to be appropriate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our adjusted historical loss rate for one or more direct financing and sales-type leases results in an adjusted historical loss rate that results in a credit loss provision that is lower (higher) than actual results, our earnings in one or more periods would be overstated (understated) and our total equity in one or more periods would be overstated (understated). In addition, if our estimates of the residual value of the vessels is understated (overstated) and actual results are higher (lower), our earnings in one or more periods may be understated (overstated) and our total equity in one or more periods would be understated (overstated).

Goodwill

At March 31, 2020, we had two reporting units with goodwill attributable to them. Based on conditions that existed at March 31, 2020, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2020 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the expected scope, duration and effects of the novel coronavirus pandemic;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•	the expected timing and completion of dry docking activities;

•	the future resumption of an LNG plant in Yemen operated by YLNG and payment of deferred amounts for our two 52%-owned vessels on charter to YLNG;

•
our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	the expected commencement of certain charter contracts;

•	the expected dissolution of the pool in which our seven wholly-owned multi-gas vessels are being managed;

•	the expected timing and cost relating to the additional equipment to be installed for certain of our LNG carriers;

•	expected exposure to interest rate volatility; and

•	expected interest payments.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG, LPG or oil; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to fund our liquidity needs during the next 12 months, including our ability to access additional cash and capital; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; our ability to secure commercial alternatives for our seven wholly-owned multi-gas vessels after our agreement with the Manager ends; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which we operate; the impact of the COVID-19 outbreak on our ability to maintain safe and efficient operations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
The following table sets forth repurchases of our common units during the three months ended March 31, 2020:

Period	Total number of Units purchased	Average price paid per Unit	Total number of Units purchased as part of publicly announced plans or program(1)	Maximum number (or approximate dollar value) of Units that may yet be purchased under the plans or programs
January 1 - March 31	1,373,066	$11.16	1,373,066	$55,753,665
(1) In December 2018, we announced that our General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During the three months ended March 31, 2020, we repurchased 1.4 million common units for $15.3 million, and associated proportionate amount of our 2% general partnership interest of $0.3 million.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: May 29, 2020	By:	/s/ Anne Liversedge
Anne Liversedge
Secretary